UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              MI Developments Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Class A Subordinate Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55304X104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Anna Marie Lopez
                     Hotchkis and Wiley Capital Management, LLC
                         725 South Figueroa Street, 39th floor
                         Los Angeles, California 90017-5439
                                 (213) 430-1896
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 10, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Capital Management, LLC       95-4871957
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   3,499,800
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   4,819,400
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            4,819,400 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.4%

------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA
------------====================================================================

                                       13D
===================
CUSIP No. 55304X104
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Hotchkis and Wiley Mid-Cap Value Fund                  95-4607961
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [ ]
                                                              (b) [ ]
    2

------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [ ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   2,063,500
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   2,063,500
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,063,500 shares
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [ ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IV
------------====================================================================

This Amendment No. 3 (this "Amendment") amends that certain Statement on
Schedule 13D filed on April 17, 2008, as amended by that certain Amendment No. 1 filed on May 16, 2008 and Amendment No. 2 filed on March 6, 2009 (collectively, the 'Schedule 13D'), which relates to the Class A Subordinate Voting Shares (the 'Class A Shares') of MI Developments Inc. (the "Company"). The Company's principal offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

This Amendment is being filed to report a change in beneficial ownership in excess of 1% of the total amount of shares outstanding. All items or responses not described herein remain as previously reported in the Schedule D.

Item 3.  Source And Amount Of Funds And Other Consideration
-------  --------------------------------------------------

(a) HWCM*

HWCM purchased the Class A Shares on behalf of its clients in the ordinary course of business, using the investment capital of its clients. The Class A Shares were acquired at an average price of approximately $28.12 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $135,498,622 (including commissions).

*Note that the average share price and amount of investment capital used to purchase the Class A Shares includes those Class A Shares reported below by HW Fund.

(b) HW Fund

HW Fund purchased the Class A Shares in the ordinary course of business, using its investment capital. The Class A Shares were acquired at an average price of approximately $32.75 per share (including commissions). The amount of investment capital used to purchase the Class A Shares was approximately $67,572,470 (including commissions).



Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         (a) The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,160,564 Class A Shares outstanding as of March 31, 2008 as reported by the Company in its Report of Foreign Private Issuer on Form 6-K for the month of May, 2008 filed with the Securities and Exchange Commission on May 7, 2008.

          (b) The number of shares of Class A Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10.

Note that certain of HWCM's clients have retained voting power over the Class A Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Class A Shares than it can vote.

          (c) Information concerning transactions relating to the shares offered through open market transactions by the reporting persons during the past sixty days are listed below.


HWMCM:

        Transaction date            Shares purchased/(sold)   Price per share
        09/18/09                          (5,000)                $13.7614
        09/21/09                          (5,100)                $13.6528
        09/22/09                         (31,100)                $13.6521
        09/23/09                         (38,200)                $13.7573
        09/24/09                         (20,000)                $13.7149
        09/25/09                          (4,000)                $13.5053
        09/28/09                          (7,500)                $13.5136
        09/29/09                         (14,800)                $13.5564
        09/30/09                          (2,500)                $13.5084
        09/30/09                             300                 $13.1800
        10/01/09                          (2,500)                $13.5418
        10/01/09                           7,000                 $13.3179
        10/02/09                           3,100                 $13.3272
        10/05/09                          (6,900)                $13.5109
        10/06/09                         (25,000)                $13.8195
        10/07/09                         (10,000)                $13.8288
        10/08/09                         (21,000)                $14.0311
        10/09/09                         (25,000)                $14.2790
        10/12/09                          (7,500)                $14.1545
        10/13/09                         (14,600)                $14.2160
        10/14/09                          (7,000)                $14.6191
        10/15/09                         (11,600)                $14.6029
        10/16/09                          (3,900)                $14.4297
        10/19/09                         (25,000)                $14.3079
        10/20/09                          25,000                 $14.0202
        10/20/09                         (50,000)                $14.0956
        10/21/09                          12,900                 $13.9936
        10/21/09                         (20,000)                $14.0217
        10/22/09                        (100,000)                $14.0000
        10/23/09                          50,000                 $14.0147
        10/23/09                         (50,000)                $14.0000
        10/26/09                           5,000                 $13.9227
        10/27/09                          50,800                 $14.0034
        10/27/09                         (65,000)                $14.0042
        10/28/09                          12,200                 $13.8428
        10/28/09                          (4,000)                $13.9014
        10/29/09                         (13,100)                $13.9587
        11/06/09                         (26,000)                $14.1021
        11/06/09                           1,900                 $14.1842
        11/10/09                         (75,000)                $14.0000

HW FUND:
        09/18/09                          (1,900)                $13.7614
        09/21/09                          (2,000)                $13.6528
        09/22/09                         (11,900)                $13.6521
        09/23/09                         (14,600)                $13.7573
        09/24/09                          (7,600)                $13.7149
        09/25/09                          (1,500)                $13.5053
        09/28/09                          (2,900)                $13.5136
        09/29/09                          (5,600)                $13.5564
        09/30/09                          (1,000)                $13.5084
        10/01/09                          (1,000)                $13.5418
        10/05/09                          (2,600)                $13.5109
        10/06/09                          (9,500)                $13.8195
        10/07/09                          (3,800)                $13.8288
        10/08/09                         (12,100)                $14.0311
        10/09/09                         (14,400)                $14.2790
        10/12/09                          (4,300)                $14.1545
        10/13/09                          (8,400)                $14.2160
        10/14/09                          (4,000)                $14.6191
        10/15/09                          (6,700)                $14.6029
        10/16/09                          (2,300)                $14.4297
        10/19/09                         (14,300)                $14.3079
        10/20/09                         (28,700)                $14.0956
        10/21/09                         (11,500)                $14.0217
        10/22/09                         (57,400)                $14.0000
        10/23/09                         (39,300)                $14.0000
        10/27/09                         (56,500)                $14.0042
        10/28/09                          (3,500)                $13.9014
        10/29/09                         (11,400)                $13.9587
        11/06/09                         (26,000)                $14.1021
        11/10/09                         (17,900)                $14.0000

           (d) The securities as to which this Schedule is filed by HWCM, In its capacity as investment adviser, are held in HWCM clients' custodial accounts for the benefit of its clients. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

HW Fund: The Board of Trustees of the HW Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims beneficial ownership of all securities owned for the benefit of its clients.

         (e)      Not applicable.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2009
                              Hotchkis and Wiley Capital Management, LLC

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: Chief Operating Officer


                              Hotchkis and Wiley Mid-Cap Value Fund

                              By: /s/ Anna Marie Lopez
                              Name: Anna Marie Lopez
                              Title: President